Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion Preliminary Term Sheet dated September 28, 2007

Units	Expected Pricing Date* October	, 2007
STrategic Accelerated Redemption SecuritiesSM (the “Notes”)	Settlement Date* November	, 2007
Linked to the Dow Jones EURO STOXX 50SM Index Due November , 2009	Maturity Date* November CUSIP No.	, 2009
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

•        The Notes will be called at an amount equal to the $10 principal amount per unit plus the Call Premium of 8.00% to 12.00% per annum if the closing level of the Dow Jones EURO STOXX 50SM Index on any observation date is equal to or greater than 100% of its starting value

•        A maturity of approximately 2 years

•        1-to-1 downside exposure to decreases in the level of the Dow Jones EURO STOXX 50SM Index in excess of a Threshold Level with up to 90% of the principal amount at risk if the Notes are not called prior to maturity

•        No periodic interest payments

•        Application made to list on AMEX under the symbol “DJL”

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement No. STR-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in October or November, the settlement date may occur in October or November, the maturity date may occur in October or November and the observation dates may be adjusted accordingly. Any reference in this term sheet to the month in which the settlement date, maturity date or observation dates will occur is subject to change as specified above.

“STrategic Accelerated Redemption Securities” is a service mark of Merrill Lynch & Co., Inc.

“Dow JonesSM” is a service mark of Dow Jones & Company, Inc. and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by Merrill Lynch and Co., Inc. and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EURO STOXX 50SM. “STOXXSM” and “EURO STOXX 50SM” are service marks of STOXX Limited and have been licensed for use.

Merrill Lynch & Co.

October     , 2007

Summary

The STrategic Accelerated Redemption Securities Linked to the Dow Jones EURO STOXXSM Index due November , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide for an automatic call of the Notes if the closing level of the Dow Jones EURO STOXXSM Index (the “Index”) on any Observation Date is greater than or equal to the Starting Value of the Index, as determined on the Pricing Date. If the Notes are called on any Observation Date, you will receive an amount per unit (the “Call Amount”) equal the $10 original public offering price of the Notes plus the applicable Call Premium. If your Notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the original public offering price per unit and will be based on the direction of and percentage change in the level of the Index from the Starting Value of the Index, as determined on the Pricing Date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes. Investors also must be prepared to have their Notes called by us on the first possible Observation Date.

Terms of the Notes	Determining Payment for the Notes

STrategic Accelerated Redemption SecuritiesSM	TS-2

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations assuming:

1) a hypothetical Starting Value of 4,264.42, the closing level of the Index on September 18, 2007;

2) a hypothetical Threshold Level of 3,837.98 (90% of the hypothetical Starting Value);

3) a term of the Notes from September 25, 2007 to September 25, 2009, a term expected to be approximately equal to that of the Notes;

4) a Call Premium of 10.00% of the $10 Original Public Offering Price per unit per annum, the midpoint of the range of 8.00% and 12.00%; and

5) Observation Dates occurring on September 18, 2008, March 18, 2009 and September 18, 2009.

Examples

The Notes are Called on one of the Observation Dates

The Notes have not been previously called and the hypothetical closing level of the Index on the relevant Observation Date is equal to or greater than the Call Level. Consequently the Notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on September 18, 2008, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $1.00 = $11.00 per Note.

Example 2

If the call is related to the Observation Date that falls on March 18, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $1.50 = $11.50 per Note.

STrategic Accelerated Redemption SecuritiesSM	TS-3

Example 3

If the call is related to the Observation Date that falls on September 18, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $2.00 = $12.00 per Note.

The Notes are not Called on any of the Observation Dates

Example 4

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the last Observation Date is not less than the hypothetical Threshold Level of 3,837.98 (90% of the hypothetical Starting Value). The Redemption Amount received at maturity per Note will therefore be $10.00

STrategic Accelerated Redemption SecuritiesSM	TS-4

Example 5

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the last Observation Date is less than the hypothetical Threshold Level of 3,837.98 (90% of the hypothetical Starting Value). The Redemption Amount you will receive at maturity will be less, and possibly significantly less, than the original $10.00 public offering price per Note.

If the Ending Value is 3,546.72 the payment at maturity will be:

$10 + [$10 x (3,546.72 – 3,837.98) / 4,264.42] = $9.32 per Note

Summary of the Hypothetical Examples

Notes are Called on an Observation Date	Observation Date on September 18, 2008	Observation Date on March 18, 2009	Observation Date on September 18, 2009
Hypothetical Starting Value	4,264.42	4,264.42	4,264.42
Call Level:	4,264.42	4,264.42	4,264.42
Hypothetical closing value of the Index on the Observation Date	4,884.04	4,620.50	4,389.37
Call Amount per Unit	$11.00	$11.50	$12.00
Return of the Index (excluding any dividends)	14.53%	8.35%	2.93%
Return of the Notes	10.00%	15.00%	20.00%

Notes are Not Called on any Observation Date	Ending Value exceeds the Threshold Level	Ending Value does not exceed the Threshold Level
Hypothetical Starting Value	4,264.42	4,264.42
Hypothetical Ending Value	4,076.79	3,546.72
Hypothetical Threshold Level	3,837.98	3,837.98
Is the hypothetical Ending Value less than the Threshold Level?	No	Yes
Return of the Index (excluding any dividends)	-4.40%	-16.83%
Return of the Notes	0.00%	-6.83%
Redemption Amount per Unit	$10.00	$9.32

STrategic Accelerated Redemption SecuritiesSM	TS-5

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	You will not receive a return on your Notes if the Notes are not called prior to maturity. In such event, your investment also may result in a loss.

•	Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return is limited to the Call Premium.

•	Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Market Measure.

•	The value of the Index will not be adjusted for changes in exchange rates that might affect the Index.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•	The Index publisher may adjust the Index or any component of a Market Measure in a way that affects its level, and these respective publishers have no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Your return may be affected by factors affecting international securities markets.

•	Purchases and sales by us and our affiliates may affect your return on the Notes.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the level of the Index will appreciate from the Starting Value to its closing level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

•

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Index from its Starting Value to the date on which the Notes are called.

•

You are willing to accept that the Notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10 Original Public Offering Price per unit.

•

You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases below the Threshold Level from the Starting Value to the Ending Value on the final Observation Date.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

•

You are willing to accept that there is no assurance that the Notes will be listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•	You want to hold your Notes for the full term.

•	You anticipate that the level of the Index will depreciate from the Starting Value to the Ending Value.

•	You anticipate that the level of the Index will not be equal to or greater than the Starting Value on any Observation Date.

•	You are seeking 100% principal protection or preservation of capital.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

STrategic Accelerated Redemption SecuritiesSM	TS-6

The Index

The Dow Jones EURO STOXX 50SM Index

The Index was created by STOXX Limited., a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones. Publication of the Index began on February 28, 1998, based on an initial level of the Index of 1,000 at December 31, 1991. The Index was created to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Index. For more information on the Index, please see the section entitled “Dow Jones EURO STOXX 50 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Index in the period from January 2002 through August 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the September 18, 2007, the closing level of the Index was 4,264.42.

STrategic Accelerated Redemption SecuritiesSM	TS-7

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Notes for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement

STR-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale, Exchange or Redemption of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale, exchange or redemption of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or redemption and such U.S. Holder’s tax basis in the Note so sold, exchanged or redeemed. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale, exchange or redemption.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-1.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

STrategic Accelerated Redemption SecuritiesSM	TS-8

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement No. STR-1 dated September 28, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119 312507209931/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

STrategic Accelerated Redemption SecuritiesSM	TS-9